Exhibit (a)(2)(A)

December 18, 2007

Dear Claymont Steel Stockholder:

We are pleased to inform you that on December 9, 2007, Claymont Steel Holdings, Inc. (“Claymont Steel”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Evraz Group S.A., a company organized as a société anonyme under the laws of the Grand Duchy of Luxembourg (“Evraz”), and Titan Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Evraz (the “Purchaser”).

Under the terms of the Merger Agreement, the Purchaser is today commencing a cash tender offer to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Claymont Steel (the “Common Stock”) at a price of $23.50 per share in cash, (without interest and less any applicable stock transfer taxes and withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase and related materials enclosed with this letter. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 16, 2008. Following the successful completion of the cash tender offer, the Purchaser will merge with and into Claymont Steel, and all of the shares of Common Stock not purchased in the tender offer (other than shares of Common Stock owned by Claymont Steel, Evraz, the Purchaser or any subsidiary of Evraz or Claymont Steel or shares of Common Stock held in the treasury of Claymont Steel or by any stockholder of Claymont Steel who is entitled to and properly exercises appraisal rights under Delaware law) will be converted into the right to receive $23.50 in cash per share (without interest and less any applicable stock transfer taxes and withholding taxes).

Claymont Steel’s board of directors has unanimously approved the Merger Agreement, the tender offer and the merger, and has determined that the terms of the Merger Agreement and the transactions contemplated thereby (including the tender offer and the merger) are advisable and fair to, and in the best interest of the stockholders of Claymont Steel. Accordingly, Claymont Steel’s board of directors unanimously recommends that you accept the tender offer and tender your shares of Common Stock to the Purchaser pursuant to the tender offer.

In arriving at its recommendation, the board of directors of Claymont Steel gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on December 18, 2007, that accompanies this letter. Also accompanying this letter is a copy of the Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Purchaser’s tender offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read each of the enclosed materials carefully.

Sincerely,

Jeff Bradley
Chairman & Chief Executive Officer